Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

For the Six Months Ended June 30, 2017
(Dollars in thousands)
Income before unconsolidated entities, income taxes, discontinued operations, real estate dispositions and noncontrolling interest	$299,836
Interest expense
Senior notes payable and other debt	222,376
Distributions from unconsolidated entities	3,134
Earnings	$525,346
Interest
Senior notes payable and other debt expense	$222,376
Interest capitalized	2,095
Fixed charges	$224,471

Ratio of Earnings to Fixed Charges	2.34